Oncolytics Biotech® Announces Poster Presentation at the 2018 Gastrointestinal Cancers Symposium Sponsored by ASCO in Patients with Relapsed
Metastatic Adenocarcinoma of the Pancreas

CALGARY, AB and SAN DIEGO, CA, January 19, 2018 --- Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), a biotech company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus that activates the innate and adaptive immune systems to turn “cold” tumors “hot”, today announced that the poster presentation highlighting results from the REO 024 study was presented at the 2018 Gastrointestinal Cancers Symposium sponsored by ASCO. The conference runs January 18 - 20, 2018, in San Francisco.

"This phase 1b study combining pelareorep and Keytruda in second line pancreatic patients, was designed to evaluate safety and tolerability,” said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. "This poster presentation is very important, not only because it also demonstrated a signal of activity, but because it didn’t appear to increase immune related toxicity. Efficacy, in combination with checkpoint inhibitors, now needs to be evaluated in a larger phase two study to further validate pelareorep’s ability to provide a meaningful increase in overall survival with these agents."

The poster, outlining pelareorep tested in combination with chemo and pembrolizumab (KEYTRUDA®) in eleven patients with relapsed metastatic adenocarcinoma of the pancreas, provides updates on data submitted within the abstract, including the number of evaluable patients and partial response data. The poster outlines six efficacy evaluable patients, including one that had partial response lasting 17.4 months and two with stable disease of 126 days and 277 days. The poster also demonstrates manageable safety profiles and antitumor activity in previously treated patients with relapsed metastatic pancreatic adenocarcinoma. Furthermore, on-treatment biopsies showed selective reovirus infection and caspase activation in cancer cells and infiltration by CD8 T-cells, demonstrating the virus’s ability to induce cell death and a pro-inflammatory phenotype in treated tumors. Further evaluation of anti-tumor activity of pelareorep and an anti-PD-1 antibody plus or minus chemotherapy combinations is planned.

The poster presentation by Dr. Devalingam Mahalingam, M.D. Ph.D., Associate Professor of Medicine (Hematology and Oncology) at the Feinberg School of Medicine, Northwestern University, is now available on the Posters, Presentations & Publications page of the company’s website.

About REOLYSIN/Pelareorep
REOLYSIN, also known as pelareorep, is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning “cold” tumors “hot” - through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; the Corporation’s proposed use of pelareorep in combination with pembrolizumab (KEYTRUDA®) and chemotherapy in patients with advanced or metastatic pancreatic adenocarcinoma; the timing and content of the presentation of clinical data evaluating intravenous administration of pelareorep in combination with pembrolizumab (KEYTRUDA®) and chemotherapy in patients with advanced or metastatic pancreatic adenocarcinoma ; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact
Michael Moore
Vice President, Investor Relations & Corporate Communications
858-886-7813
mmoore@oncolytics.ca

Investor Relations
Robert Uhl
Westwicke Partners
858-356-5932
robert.uhl@westwicke.com

Media Contact
Mark Corbae
Canale Communications
619-849-5375
mark@canalecomm.com